Exhibit 99.1

China Cord Blood Corporation Announces Results of
Extraordinary General Meeting of Shareholders to
Change Company Name to “Global Cord Blood Corporation”

HONG KONG, China, March 16, 2018 - China Cord Blood Corporation (NYSE: CO) (“CCBC” or the “Company”), a leading cord blood banking operator in China, today announced the results of its extraordinary general meeting of shareholders, which was held on March 16, 2018, in Hong Kong S.A.R., China (the “Extraordinary General Meeting”).

At the Extraordinary General Meeting, shareholders approved the Company’s name to change from “China Cord Blood Corporation” to “Global Cord Blood Corporation” (“GCBC” or the “New Name”). The Company expects to receive approval from the Registrar of Companies in the Cayman Islands for the name change in the next several days and that GCBC’s ordinary shares will commence trading under the New Name on the New York Stock Exchange with effect from March 22, 2018 under a new CUSIP of G39342 103 and ISIN of KYG393421030 but still with ticker symbol “CO”. The website address of the Company will be changed to http://www.globalcordbloodcorp.com.

The change of Company name will not affect any of the rights of the existing shareholders of the Company. All share certificates of the Company in issue bearing the former name of the Company continue to be evidence of title and valid for all purposes (including for the purposes of trading, settlement, registration and delivery). New share certificates of the Company which are issued on or after March 22, 2018 will be issued under the New Name of the Company.

About China Cord Blood Corporation

China Cord Blood Corporation is the first and largest umbilical cord blood banking operator in China in terms of geographical coverage and the only cord blood banking operator with multiple licenses. Under current PRC government regulations, only one licensed cord blood banking operator is permitted to operate in each licensed region and no new licenses will be granted before 2020 in addition to the seven licenses authorized as of today. China Cord Blood Corporation provides cord blood collection, laboratory testing, hematopoietic stem cell processing and stem cell storage services. For more information, please visit the Company’s website at http://www.chinacordbloodcorp.com.

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events, performance and results of operations, and underlying assumptions and other statements that are other than statements of historical facts. These statements are subject to uncertainties and risks including, but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulation, and other risks contained in statements filed from time to time with the U.S. Securities and Exchange Commission. All such forward-looking statements, whether written or oral, and whether made by or on behalf of the Company, are expressly qualified by the cautionary statements and any other cautionary statements which may accompany the forward-looking statements. In addition, the Company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

For more information, please contact:

China Cord Blood Corporation

Investor Relations Department

Tel: (+852) 3605-8180

Email: ir@chinacordbloodcorp.com

ICR, Inc.

Mr. William Zima

Tel: (+86) 10-6583-7511 (China) or (+1) 646-405-5185 (U.S.)

Email: william.zima@icrinc.com